Exhibit 95

MINE SAFETY INFORMATION

The Federal Mine Safety and Health Act of 1977 (Mine Act) imposes stringent health and safety standards on various mining operations. The Mine Act and its related regulations affect numerous aspects of mining operations, including training of mine personnel, mining procedures, equipment used in mine emergency procedures, mine plans and other matters. SWEPCo, through its ownership of Dolet Hills Lignite Company (DHLC), a wholly-owned lignite mining subsidiary of SWEPCo, is subject to the provisions of the Mine Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) requires companies that operate mines to include in their periodic reports filed with the SEC, certain mine safety information covered by the Mine Act. DHLC received the following notices of violation and proposed assessments under the Mine Act for the quarter ended September 30, 2020:

Number of Citations for S&S Violations of Mandatory Health or Safety Standards under 104 *	—
Number of Orders Issued under 104(b) *	—
Number of Citations and Orders for Unwarrantable Failure to Comply with Mandatory Health or Safety Standards under 104(d) *	—
Number of Flagrant Violations under 110(b)(2) *	—
Number of Imminent Danger Orders Issued under 107(a) *	—
Total Dollar Value of Proposed Assessments **	$369
Number of Mining-related Fatalities	—

*    References to sections under the Mine Act.
**     DHLC received three non-S&S citations during the third quarter of 2020. Proposed assessments for citations received this quarter totaled $369.

There are currently no legal actions pending before the Federal Mine Safety and Health Review Commission.